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  PRESS RELEASE                                    UNILAB CORPORATION
                                                   18448 Oxnard Street
                                                   Tarzana, CA 91356
                                                   www.Unilab.com
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                                                   For Further Information:
                                                   Brian D. Urban
                                                   Phone: (818) 758-6611
                                                   e-mail: burban@unilab.com


IMMEDIATE RELEASE
January 22, 2002


                  UNILAB CORPORATION ANNOUNCES TWO ACQUISITIONS


TARZANA, CA, January 22, 2002 /Businesswire/ - Unilab Corporation (Nasdaq:ULAB), the leading provider of clinical laboratory services in California, announced that it has acquired FNA Clinics of America ("FNA") and has also signed a definitive agreement to acquire another laboratory, which is expected to generate in excess of $2.0 million of EBITDA annually.

FNA is a cancer diagnostic company where experienced and trained board-certified cytopathologists perform a technique referred to as fine needle aspiration for establishing a microscopic cancer diagnosis in an outpatient setting. Rick Ferguson, FNA's founder, will remain as President and Chief Executive Officer of FNA. Near term plans call for FNA to open initial clinic sites in La Jolla, Beverly Hills, Pasadena and Newport Beach, California. Terms of the FNA transaction were not disclosed.

"We believe that physicians and their patients will find the immediate access to a highly specific diagnostic procedure for the detection of certain types of cancer to be attractive," said Bob Whalen, Unilab's Chairman and Chief Executive Officer. "While we do not expect the acquisition of FNA to be meaningful to our results in 2002, we are very positive on its long term potential. We view this acquisition as an opportunity to give FNA the ability to operate initially in California and ultimately nationwide." Rick Ferguson further commented, "Fine needle aspiration is a safe, accurate and cost-effective technique performed in an outpatient setting. Traditionally the procedure has taken weeks to schedule, perform and diagnose, delaying necessary therapeutic regimes if the patient is diagnosed as malignant. FNA is generally able to provide a definitive diagnosis within 24 hours of the procedure performed."

In addition, Unilab has signed a definitive agreement to acquire a laboratory that is expected to generate in excess of $2.0 million of EBITDA annually, which equates to a purchase price of approximately seven times cash flow. Under the terms of the acquisition contract, Unilab is not permitted to disclose the identity of the acquired laboratory. The consummation of the transaction is expected to be within the next 90 days.

"This acquisition will produce numerous benefits to the Company, including the expansion of the Company's testing menu and a reduction in the Company's outside reference fees paid to several multi-specialty independent and hospital-based laboratories," said Bob Whalen. "We are excited to offer these additional services to our physician clients and expect this acquisition to be accretive to our results immediately from the closing date."

Unilab Corporation is the largest independent provider of clinical laboratory testing services in California through its primary testing facilities in Los Angeles, San Jose and Sacramento and over 400 regional service and testing facilities located throughout the state. Unilab also operates in the state of Arizona. Additional information is available on the Company's website at www.unilab.com.

The statements in this press release that are not historical facts of information may be deemed to be forward-looking statements. Each of the above forward-looking statements is subject to change based on various risks and uncertainties, including without limitation, legislative and regulatory developments and competitive actions in the marketplace that could cause the outcome to materially different from those stated. Certain of these risks and uncertainties are listed in the Company's 2000 Form 10-K.